FREEMAN CHAN SHUANG ZHAO DENISE SHIU PARTNERS CHRIS CHURL-MIN LEE[1] REGISTERED FOREIGN LAWYER ROBERT K. WILLIAMS RAYMOND LAM COUNSEL 1 Admitted to practice in New York

Hysan Place, 37th Floor

500 Hennessy Road, Causeway Bay

Hong Kong

T: +852 2521 4122

F: +852 2845 9026

clearygottlieb.com

NEW YORK • WASHINGTON, D.C. • PARIS • BRUSSELS • LONDON

MOSCOW • FRANKFURT • COLOGNE • ROME • MILAN • BEIJING

BUENOSAIRES • SÃO PAULO • ABU DHABI • SEOUL • SILICON VALLEY

D: +852 2532 3783

szhao@cgsh.com

November 15, 2022

Rucha Pandit

Dietrich King

Office of Trade & Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	Boqii Holding Limited

Response to the Staff’s Comments on the Registration Statement on Form F-3 Filed on October 18, 2022

File No. 333-267919

Dear Ms. Pandit and Mr. King:

On behalf of our client, Boqii Holding Limited, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated October 31, 2022 regarding the Company’s Registration Statement on Form F-3 filed with the SEC on October 18, 2022 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing an amendment No. 1 to the Registration Statement on Form F-3 (the “Revised Registration Statement”) and certain exhibits via EDGAR to the SEC for review in accordance with the procedures of the SEC.

Cleary Gottlieb Steen & Hamilton (Hong Kong) is affiliated with Cleary Gottlieb Steen & Hamilton LLP, a Limited Liability Partnership registered in New York.

Cleary Gottlieb Steen & Hamilton LLP or an affiliated entity has an office in each of the cities listed above.

Securities and Exchange Commission

November 15, 2022

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

*  *  *  *

Securities and Exchange Commission

November 15, 2022

Cover page

1.

Please disclose how regulatory actions related to data security or anti-monopoly concerns in Hong Kong have or may impact your ability to conduct your business, accept foreign investment or list on a U.S. or foreign exchange.

The Company respectfully advises the Staff that it does not have material operations in Hong Kong. For example, revenue contribution from Hong Kong accounted for less than 3.6% of the Company’s revenue for the fiscal year ended March 31, 2022 and the Company does not have any material assets or licenses in Hong Kong. Furthermore, Hong Kong is neither the Company’s growth driver nor future strategic focus, and the Company does not expect to have material operations in Hong Kong in the foreseeable future.

In light of the foregoing, the Company respectfully submits that the regulatory actions related to data security or anti-monopoly concerns in Hong Kong do not impact its ability to conduct its business, accept foreign investment or list on a U.S. or foreign exchange.

2.

Please revise the cover page to state that you have been included on the conclusive list of issuers identified under the HFCAA on our website, and acknowledge the ramifications of such identification, including volatility in the trading price of your listed securities.

The Company has revised the disclosure on the cover page of the Revised Registration Statement in response to the Staff’s comment.

3.

Please update your disclosure wherever you discuss the HFCAA to reflect that the Statement of Protocol allows the PCAOB to inspect and investigate completely registered public accounting firms headquartered in both China and Hong Kong.

The Company has revised the disclosure on the cover page, pages 28, 44, 45 of the Revised Registration Statement in response to the Staff’s comment.

4.

To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

The Company has revised the disclosure on the cover page and page 11 of the Revised Registration Statement in response to the Staff’s comment.

5.	In the sixth paragraph, please disclose that investors may never hold equity interests in the Chinese operating companies.

The Company has revised the disclosure on the cover page of the Revised Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

November 15, 2022

About this Prospectus, page 1

6.

We note your definition of “China” and “PRC” on page 1 of the prospectus differs from the definition you use in your annual report on From 20-F for the fiscal year ended March 31, 2022, which you incorporate by reference into the prospectus. We further note that your regulatory disclosure is incorporated by reference from the “Regulations” section beginning on page 78 of the annual report. Please add disclosure to the prospectus to clarify, if true, that the legal and operational risks associated with operating in China also apply to operations in Hong Kong. In addition, please disclose applicable laws and regulations in Hong Kong in order to provide a comprehensive jurisdictional picture of the regulatory environment.

In response to the Staff’s comments, the Company has revised the definition of “China” and “PRC” on page 1 of the prospectus to clarify that “China” or “the PRC” refers to the People’s Republic of China, including Hong Kong and Macau and, only for the purpose of this prospectus, excluding Taiwan; the only instances in which “China” or “the PRC” do not include Hong Kong or Macau are when used in the case of laws and regulations, including, among others, tax matters, adopted by the People’s Republic of China; the legal and operational risks associated with operating in China also apply to our operations in Hong Kong.

The Company respectfully submits that as mentioned in the response to comment 1, it does not have material operations in Hong Kong and the application of Hong Kong laws therefore does not have a material impact on the Company.

Prospectus Summary

Holding Company Structure and Contractual Agreements with the VIEs, page 6

7.

Please revise the diagram of the company’s corporate structure. The diagram should not use solid lines to denote relationships with the VIE; instead, with respect to relationships with the VIE, it should use dashed lines without arrows.

The Company has revised the diagram on pages 8 and 12 of the Revised Registration Statement in response to the Staff’s comment.

Permits and Permission Required from the PRC Authorities for Our Operations, page 24

8.

We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusion that you do not need any additional permissions and approvals to operate your business. If true, state as much and explain why such an opinion was not obtained.

The Company respectfully advises the Staff that it has relied upon the opinion of its PRC counsel, Commerce & Finance Law Offices, with respect to such conclusion. The Company has revised page 25 of the Revised Registration Statement and filed a PRC legal opinion as Exhibit 8.1 in response to the Staff’s comment.

Securities and Exchange Commission

November 15, 2022

9.	The disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure.

The Company has revised page 25 of the Revised Registration Statement in response to the Staff’s comment.

Potential CSRC Approval Required for the Listing of our Securities, page 26

10.	Please disclose the name of the legal counsel you reference in the first full paragraph on page 27 and add as an exhibit to the registration statement counsel’s consent to being so named.

The Company has revised page 27 of the Revised Registration Statement in response to the Staff’s comment and filed an updated Exhibit 23.4 (included in Exhibit 8.1) with counsel’s consent to being so named.

Summary of Significant Risk Factors, page 28

11.	Please revise your Summary of Significant Risk Factors to include risks related to Hong Kong and make conforming disclosures accordingly.

The Company has revised pages 33, 47, and 48 of the Revised Registration Statement in response to the Staff’s comment.

12.

In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

The Company has revised pages 28-33 of the Revised Registration Statement in response to the Staff’s comment.

13.	Please revise your Summary of Significant Risk Factors to ensure that each risk factor has a cross-reference to the relevant individual detailed risk factor.

In response to the Staff’s comment, the Company has included relevant cross-references on page 29-33 of the Revised Registration Statement.

Securities and Exchange Commission

November 15, 2022

Risks Related to Hong Kong, page 44

14.	Please discuss China’s Enterprise Income Tax Law and disclose any material risks and consequences. Make conforming disclosures in your Summary of Significant Risk Factors accordingly.

The Company has revised pages 33, 47 and 48 of the Revised Registration Statement in response to the Staff’s comment.

15.	Please discuss whether there are laws or regulations in Hong Kong that result in oversight over data security and disclose how oversight impacts the company’s business and the offering and to what extent you believe that you are compliant with such regulations. Make conforming disclosures in your Summary of Significant Risk Factors accordingly.

The Company respectfully submits that as mentioned in the response to comment 1, it does not have material operations in Hong Kong and that the application of Hong Kong laws, including those that may result in oversight over data security, therefore, does not have a material impact on the Company or the offering.

Securities and Exchange Commission

November 15, 2022

If you have any questions regarding the Registration Statement, please contact Shuang Zhao by phone at +852-2532-3783 or via e-mail at szhao@cgsh.com, or Yingzhi (Lisa) Tang, the co-chief executive officer of Boqii Holding Limited, by telephone at +180-1851-3366 or via e-mail at lisa@boqii.com.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Shuang ZHAO
Shuang ZHAO, a Partner

cc:	Ms. Yingzhi (Lisa) Tang (lisa@boqii.com), Co-Chief Executive Officer, Boqii Holding Limited